                                                                     EXHIBIT 3.1

     CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS,
 LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF SERIES
               C CONVERTIBLE PREFERRED STOCK OF AGRIBIOTECH, INC.


It is here certified that:

1. The name of the Company (hereinafter called the "Company") is AgriBioTech, Inc., a Nevada company whose address is Quail Park West, 2700 Sunset Rd., Suite C-25, Las Vegas, Nevada 89120.

2. The articles of incorporation of the Company authorizes the issuance of ten million (10,000,000) shares of Preferred Stock of a par value of $.001 per share and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions to establish the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative, participation, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Convertible Preferred Stock:

     RESOLVED, that ten thousand (10,000) of the ten million (10,000,000) authorized shares of Convertible Preferred Stock of the Company shall be designated Series A Convertible Preferred Stock, $.001 par value per share, and shall possess the rights and privileges as set forth in its Certificate of Designation filed with the Secretary of State on March 28, 1996.

4. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Convertible Preferred Stock:

     RESOLVED, that ten thousand (10,000) of the ten million (10,000,000) authorized shares of Convertible Preferred Stock of the Company shall be designated Series B Convertible Preferred Stock, $.001 par value per share, and shall possess the rights and privileges as set forth in its Certificate of Designation filed with the Secretary of State on April 4, 1996.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series C issue of Convertible Preferred Stock:

     RESOLVED, that fifteen thousand (15,000) of the ten million (10,000,000) authorized shares of Convertible Preferred Stock of the Company shall be designated Series C Convertible Preferred Stock, $.001 par value per share, and shall possess the rights and privileges set forth below:

SECTION 1.  DESIGNATION AND AMOUNT.

The shares of such series shall be designated as "Series C Convertible Preferred Stock" (the "Series C Convertible Preferred Stock") and the number of shares constituting the Series C Convertible Preferred Stock shall be fifteen thousand (15,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series C Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series C

Convertible Preferred Stock.

SECTION 2.  RANK.

The Series C Convertible Preferred Stock shall rank: (i) prior to all of the Company's Common Stock, par value $.001 per share ("Common Stock"), (ii) prior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms junior to any Series C Convertible Preferred Stock of whatever subdivision (collectively, with the Common Stock, "Junior Securities"), (iii) on parity with Series B Convertible Preferred and with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series C Convertible Preferred Stock ("Parity Securities"); and (iv) junior to any Class or Series of capital stock of the Company hereafter created specifically ranking by its terms senior to the Series C Convertible Preferred Stock ("Senior Securities"), in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

SECTION 3.  DIVIDENDS.

The Series C Convertible Preferred Stock will bear no dividends, and the holders of Series C Convertible Preferred Stock ("Holders") shall not be entitled to receive dividends on the Series C Convertible Preferred Stock.

SECTION 4.  LIQUIDATION PREFERENCE.

(a) In the event of any liquidations, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of shares of Series C Convertible Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Company's Certificate of Incorporation or any certificate of designation of preferences (specifically ranking by its terms senior to Series C Convertible Preferred Stock), and prior and in preference to any distribution to Junior Securities but in parity with any distribution of Parity Securities, an amount per share equal to the sum of
(i) $1,000 for each outstanding share of Series C Convertible Preferred Stock (the "Original Series C Issue Price") and (ii) an amount equal to 8% of the Original Series C Issue Price per annum for the period that has passed since the date of issuance of any Series C Convertible Preferred Stock (such amount being referred to herein as the "Premium"). If upon the occurrence of such event, the assets and funds thus distributed among the Holders of Series C Convertible Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series C Convertible Preferred Stock and the Parity securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series C Convertible Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate of designation of preferences.

(b) Upon the completion of the distribution required by subsection 4(a), if assets remain in this Company, they shall be distributed to holders of Parity Securities (unless holders of Parity Securities have received distributions pursuant to subsection (a) above) and Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation of preferences.

(c) A consolidation or merger of the Company with or into any other corporation or corporations, or a sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 4, but shall instead by treated pursuant to Section 8 hereof.

SECTION 5. CONVERSION. THE RECORD HOLDERS OF THE SERIES C CONVERTIBLE PREFERRED STOCK SHALL HAVE CONVERSION RIGHTS AS FOLLOWS (THE "CONVERSION RIGHTS"):

(a)  HOLDER'S RIGHT TO CONVERT.

(i) The record Holder of this Series C Convertible Preferred Stock shall be entitled (at the times and in the amounts set forth below), and, subject to the Company's right of redemption set forth in Section 7, at the office of the Company or any transfer agent for the Series C Convertible Preferred Stock, to convert portions of the Series C Convertible Preferred Stock held by such Holder (but only in multiples of $10,000) into that number of restricted, fully-paid and non-assessable shares of the $.001 par value common stock of the Company (the "Common Stock") at the Conversion Rate as set forth below. The number of shares of Common Stock into which this Series C Convertible Preferred Stock may be converted is hereinafter referred to as the "Conversion Number" for such Series C Convertible Preferred Stock. The record Holder of this Series C Convertible Preferred Stock shall be entitled to convert up to 34 percent of the initial number of shares of Series C Convertible Preferred Stock held by such Holder on the effective date of the registration statement to be filed by the Company by October 1, 1996 ("First Conversion Period"), an additional 33 percent (on a cumulative basis) of the initial number of shares of Series C Convertible Preferred Stock held by such Holder beginning December 2, 1996 ("Second Conversion Period"), and an additional 33 percent (on a cumulative basis) of the initial number of the shares of Series C Convertible Preferred Stock held by such Holder beginning February 1, 1996 ("Third Conversion Date). The following formula sets forth the number of shares (Conversion Number) issued upon conversion of one (1) share of Series C Convertible Preferred Stock:

Conversion Number  = (.08) (N/365) (1,000) + 1,000
                     -----------------------------
                            Conversion Rate

where,

The Premium (as defined in Section 4(a) is multiplied by a fraction consisting of N, (as defined), divided by 365 days per annum. N= the number of days between (i) the closing date (the "Closing Date"), in connection with the consummation of the purchase of this Series C Convertible Preferred Stock for which the Company receives funds representing full payment for the shares of Series C Convertible Preferred Stock for which conversion is being elected, and
(ii) the applicable date of conversion for the shares of Series C Convertible Preferred Stock for which conversion is being elected, and

Conversion Price = 80% of the average Closing Bid Price, as that term is defined below, of the Company's Common Stock for the five (5) trading days immediately preceding the Date of Conversion, as defined below. For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price of the Company's Common Stock as reported by NASDAQ (or, if not reported by NASDAQ as reported by such other exchange or market where traded) or, if actual sales price information is not available on any such day, the Closing Bid Price on the last reported day, prior to such day, for each of the five trading days immediately preceding the date of conversion.

Not withstanding the above-formula, the Conversion Rate (the "Convertible Rate") for the First Conversion Period shares of the Series C Convertible Preferred Stock, shall equal the lower of (x) $3.00 per share of (y) the Conversion Price, whichever results in the greater number of shares of Common Stock being issued. The Conversion Rate for the Second Conversion Period shares of the Series C Convertible Stock shall equal the lower of (x) the sum of $3.50 per share or (y) the Conversion Price. The Conversion Rate for the Third Conversion Period shares shall equal the lower of (x) the sum of $4.00 per share or (y) the Conversion Price. For the purpose of this paragraph, each Holder shall convert all First Conversion Period shares first, then convert Second Conversion Period shares, and lastly, convert Third Conversion Period shares.

Notwithstanding the provisions of Section 7 hereof, in any event, if, at the date of conversion, any or all of the Series C Convertible Preferred Stock is converted at a Conversion Price less than or equal to 80% of the average Closing Bid Price for the five (5) trading days immediately preceding the Closing Date, the holders of Series C Convertible Preferred Stock shall be obligated to provide the Company a two (2) day right of first refusal to purchase any of the shares of Common Stock issued upon conversion of the Series C Convertible Preferred Stock at a price equal to the Closing Bid Price plus the Premium as described in Section 4(a) above.

(ii) MECHANICS OF CONVERSION. In order to convert Series C Convertible Preferred Stock into full shares of Common Stock, the Holder shall (i) transmit facsimile copy of the fully executed notice of conversion in the form attached hereto ("Notice of Conversion") to the Company at such office that he elects to convert the same (Facsimile number 702-798-8808), which notice shall specify the number of shares of Series C Convertible Preferred Stock to be converted and shall contain a calculation of the Conversion Rate (together with a copy of the first page of each certificate to be converted) to the Company or its designated transfer agent prior to midnight, New York City time (the "Conversion Notice Deadline) on the date of conversion specified on the Notice of Conversion and
(ii) surrender the original certificate or certificates therefor, duly endorsed, and deliver the original Notice of Conversion by either overnight courier or 2-day courier, to the office of the Company or of any transfer agent for the Series C Convertible Preferred Stock; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such Series C Convertible Preferred Stock are delivered to the Company or its transfer agent as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen, or destroyed.
Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of the certificate or certificates ("Stock Certificates") representing shares of Series C Convertible Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Stock Certificate(s), if mutilated, the Company shall execute and deliver new Stock Certificate(s) of like tenor and date. No fractional shares of Common Stock shall be issued upon conversion of this Series C Convertible Preferred Stock. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall round up to the nearest whole share. In the case of a dispute as to the calculation of the Conversion Rate, the Company's calculation shall be deemed conclusive absent manifest error.

The Company shall use all reasonable efforts to issue and deliver within three
(3) business days after delivery to the Company of such certificates, or after such agreement and indemnification, to such Holder of Series C Convertible Preferred Stock at the address of the Holder on the books of the Company, a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date set forth in such Notice of Conversion, provided (i) that the advance copy of the Notice of Conversion is faxed to the Company before midnight, New York City time, on the Date of Conversion, and (ii) that the original Stock Certificates representing the shares of Series C Convertible Preferred Stock to be converted are received by the transfer agent or the Company within five business days thereafter. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. If the original Stock Certificates representing the Series C Convertible Preferred Stock to be converted are not received by the transfer agent or the Company within five business days after the Date of Conversion or if the facsimile of the Notice of Conversion is nor received by the Company or its designated transfer agent prior to the Conversion Notice Deadline, the Notice of Conversion, at the Company's option, may be declared null and void.

Following conversion of shares of Series C Convertible Preferred Stock, such shares of Series C Convertible Preferred Stock will no longer be outstanding.

(b) RESERVATION OF STOCK ISSUANCE UPON CONVERSION. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series C Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series C Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Convertible Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(c)  ADJUSTMENT TO CONVERSION RATE.

(i) If, prior to the conversion of all Series C Convertible Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, then the Holders of Series C Convertible Preferred Stock shall thereafter have the right to purchase and receive upon conversion of Series C Convertible Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such shares of stock and/or securities as may be issued or payable with respect to or in exchange for the number of shares of Common Stock held by such Holders had such merger, consolidation, exchange of shares, recapitalization or reorganization not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series C Convertible Preferred Stock to the end that the provisions hereof (including without limitation, provisions for adjustment of the number of shares issuable upon conversion of the Series C Convertible Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any shares of stock or securities thereafter deliverable upon the exercise hereof. The Company shall not effect any transaction described in this subsection 5(c) unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation to deliver to the Holders of the Series C Convertible Preferred Stock such shares of stock and/or securities as, in accordance with the foregoing provisions, the Holders of the Series C Convertible Preferred Stock may be entitled to purchase.

(ii) If, any adjustment under this subjection 5(c) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be the next higher number of shares.

Notwithstanding the provisions hereof, in no event shall the holder be entitled to convert any Series C Convertible Preferred Stock in excess of that number of shares upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series C Convertible Preferred Stock) and (2) the number of shares of Common Stock issuable upon the conversion of the shares of Convertible Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13 D-G thereunder, except as otherwise provided in clause (1) of such proviso.

(d)  AUTOMATIC CONVERSION.

The Series C Convertible Preferred Stock shall be automatically converted by the Company into Common Stock on September 30, 1998, if it has not previously been converted. The conversion shall be determined in accordance with the provisions of Section 5.

SECTION 6.  ADVANCE NOTICE OF REDEMPTION

(a) SUBSCRIBER'S RIGHTS TO ELECT TO RECEIVE NOTICE OF CASH REDEMPTION BY COMPANY. A holder of Series C Convertible Preferred Stock ("Holder") shall have the right to require the Company to provide advance notice stating whether Company will elect to redeem such Holder's shares in cash, pursuant to Company's redemption rights discussed in Section 7.

(b) MECHANICS OF SUBSCRIBER'S ELECTION NOTICE. A Holder shall send notice to Company by facsimile ("Election Notice") stating Holder's intention to require Company to disclose that if Holder were to exercise his, her or its right of conversion (pursuant to section 5) whether Company would elect to redeem Subscriber's convertible Security for cash in lieu of issuing Common Stock. Company is required to disclose to Subscriber what action Company would take over the subsequent five day period, including the date Company receives such Election Notice.

(c) COMPANY'S RESPONSE. Company must respond within one business day of receipt of Holder's Election Notice (1) via facsimile and (2) via overnight courier. If Company does not respond to Holder within one business day via facsimile and overnight courier, Company shall be required to issue to Holder Common Stock upon Subscriber's conversions within seven (7) days after the Election Notice was sent by Subscriber.

SECTION 7.  CASH REDEMPTION BY COMPANY.

(a) Right To Redeem. The Company shall have the right, in its sole discretion, upon receipt of a notice of conversion, to redeem in whole or in part, any shares of Series C Convertible Preferred Stock submitted for conversion in accordance with the provisions of the last paragraph of Section 5(a)(i) above. If the Company elects to redeem some, but not all, of the Series C Convertible Preferred Stock submitted for conversion, the Company shall redeem from among the shares submitted by the various shareholders for conversion on the applicable date, a pro-rata amount from each shareholder so submitting shares for conversion.

(b) Mechanics of Redemption. The Company shall effect each such redemption by giving notice of its election to redeem, by facsimile within 2 business days following receipt of a Notice of Conversion with a copy by 2-day courier, to the Holder of shares of Series C Convertible Preferred Stock submitted for conversion at the address and facsimile number of such holder appearing in the Company's register for the Series C Convertible Preferred Stock. Such redemption notice shall indicate whether the Company will redeem all or part of the shares of Series C Convertible Preferred Stock submitted for conversion and the applicable redemption price. The Company shall not be entitled to send any notice of redemption and begin the redemption procedure unless it has the full amount of the redemption price, in cash or liquid assets, available in a demand or other immediately available account in a bank or similar financial institution on the date the redemption notice is sent to shareholders.

(c) Mandatory Redemption. The Company, at its option, shall have the right to redeem all outstanding Series C Convertible Preferred Stock for a price equal to the Closing Bid Price anytime after February 15, 1997. The Company must provide the investor with 30 days' written notice of its intent to exercise its right for a mandatory redemption.

The mandatory redemption price shall be paid to the Holder of shares of Series C Convertible Preferred Stock redeemed within 10 business days after the redemption date specified in the notice of such redemption to such holder, provided, however, that the Company shall not be obligated to deliver any portion of such redemption price unless either the certificates evidencing the shares of Series C Convertible Preferred Stock redeemed are delivered to the Company or its transfer agent as provided in Section 6, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

SECTION 8.  CORPORATE CHANGE.

The Closing Bid Price used to determine the Convertible Price shall be appropriately adjusted to reflect, as deemed equitable and appropriate by the Company, any stock dividend, stock split or share combination of the Common Stock. In the event of a merger, reorganization, recapitalization or similar event of or with respect to the Company (a "Corporate Change") (other than a Corporate Change in which all or substantially all of the consideration received by the holders of the Company's equity securities upon such Corporate Change consists of cash or assets other than securities issued by the acquiring entity or any affiliate thereof), this Series C Convertible Preferred Stock shall be assumed by the acquiring entity and thereafter this Series C Convertible Preferred Stock shall be convertible into such class and type of securities as the Holder would have received had the Holder converted this Series C Convertible Preferred Stock immediately prior to such Corporate Change.

SECTION 9.  VOTING RIGHTS.

Except as otherwise provided by the Nevada Revised Statutes Law, the holders of the Series C Convertible Preferred Stock shall have no voting power whatsoever, and no holder of Series C Convertible Preferred Stock shall vote or otherwise participate in any proceeding in which actions shall be taken by the Company or the shareholders thereof or be entitled to notification as to any meeting of the Board of Directors or the shareholders.

To the extent that under Nevada Law the vote of holders of the Series C Convertible Preferred Stock, voting separately as a class, is required to authorize a given action of the company, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series C Convertible Preferred Stock shall constitute the approval of such action by the class. To the extent that under Nevada Law the holders of the Series C Convertible Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series C Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Rate is calculated. Holders of the Series C Convertible Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company's by-laws and applicable statutes.

SECTION 10.  PROTECTION PROVISIONS.

So long as shares of Series C Convertible Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Convertible Preferred Stock:

(a) alter or change the rights, preferences or privileges of the shares of Series C Convertible Preferred Stock or any Senior Securities so as to affect adversely the Series C Convertible Preferred Stock; or

(b) create any new class or series of stock having a preference over the Series C Convertible Preferred Stock with respect to Distributions (as defined in
Section 2 above); or

(c) do any act or thing not authorized or contemplated by this Designation which would result in taxation of the holders of shares of the Series C Convertible Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

SECTION 11.  STATUS OF REDEEMED OR CONVERTED STOCK.

In the event any shares of Series C Convertible Preferred Stock shall be redeemed or converted pursuant to Section 5 or Section 6 hereof, the shares so redeemed or converted shall be canceled, shall return to the status of authorized, but unissued Convertible Preferred Stock of no designated series, and shall not be issuable by the Company as Series C Convertible Preferred Stock.

SECTION 12.  PREFERENCE RIGHTS.

Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one or more series of Convertible Preferred Stock with dividend and/or liquidation preferences equal to the dividend and liquidation preferences of the Series C Convertible Preferred Stock.

FURTHER RESOLVED, that the statements contained in the foregoing resolutions creating and designating the said Series C Convertible Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effect date of said series, be deemed to be included in and be a part of the certificate of incorporation of the Company pursuant to the provisions of Chapter 78 of the Nevada Revised Statutes.

Signed On  September 10, 1996

/s/ Johnny R. Thomas            President
- -------------------------------

Attest: /s/ John C. Francis       Secretary
        -------------------------

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to Convert the Series C Convertible Preferred Stock)

The undersigned hereby irrevocably elects to convert _____ shares of Series C Convertible Preferred Stock, represented by stock certificate No(s). ____ (the "Convertible Preferred Stock Certificates") into shares of common stock ("Common Stock") of AgriBioTech, (the "Company") according to the conditions of the Certificate of Designation of Series C Convertible Preferred Stock, as of the date written below. If shares are to be issues in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereof and is delivering herewith such certificates. No fee will be charged to the Holder for any conversion, except for transfer taxes, it any.

The undersigned represents and warrants that all offers and sales by the undersigned of the shares of Common Stock issuable to the undersigned upon conversion of the Series C Convertible Preferred Stock shall be made pursuant to registration of the Common Stock under the Act or pursuant to an exemption from registration under the Act.

Conversion Calculations:

     Date of Conversion
     Applicable Conversion Price
     Signature
     Name
     Address

No shares of Common Stock shall be issued until the original Convertible Preferred Stock Certificate(s) to be converted and the Notice of Conversion are received by the Company's Attorney or transfer Agent. The original Stock Certificates representing the Series C Convertible Preferred Stock to be converted and the Notice of Conversion must be received by the Company's Attorney or Transfer Agent by the fifth business day following the Date of Conversion, or the Notice of Conversion, at the Company's option, may be declared null and void.